SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Western Wind Energy Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

95988Q108

(CUSIP Number)

Jane Sheere

Brookfield Renewable Energy Partners L.P.

73 Front Street, 5th Floor, Hamilton HM 12, Bermuda

Telephone: 441-295-1443

Copy to:

Andrew J. Beck

Torys LLP

1114 Avenue of the Americas

New York, NY 10036

Telephone: 212-880-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

SCHEDULE 13D

CUSIP No. 95988Q108	Page 2 of 6 Pages

1	Names of Reporting Persons BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds BK
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BERMUDA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 67,941,756[1] [2]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 67,941,756[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,941,756
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 92.8%
14	Type of Reporting Person PN

[1]	See Item 5(a)-(b).
[2]	Brookfield Renewable Energy Partners L.P. owns these common shares of Western Wind Energy Corp. through its wholly-owned indirect subsidiary, WWE Equity Holdings Inc.

SCHEDULE 13D

CUSIP No. 95988Q108	Page 3 of 6 Pages

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 67,941,756[3]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 67,941,756[2]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,941,756
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 92.8%
14	Type of Reporting Person CO

[3]	See Item 5(a)-(b).

SCHEDULE 13D

CUSIP No. 95988Q108	Page 4 of 6 Pages

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 67,941,756[4]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 67,941,756[3]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,941,756
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 92.8%
14	Type of Reporting Person CO

[4]	See Item 5(a)-(b).

Explanatory Note

This Amendment No. 4 to the statement on Schedule 13D (this “Amendment No. 4”) amends and supplements the statement originally filed on September 7, 2012 and amended on December 4, 2012, December 19, 2012 and March 4, 2013 (the “Schedule 13D”) by Brookfield Asset Management Inc., an Ontario corporation (“Brookfield”), Partners Limited, an Ontario corporation (“Partners”), and Brookfield Renewable Energy Partners L.P., a Bermudian exempted limited partnership (“Brookfield Renewable” and, collectively with Brookfield and Partners, the “Reporting Persons”), and relates to the common shares (the “Common Shares”) of Western Wind Energy Corp., a British Columbia corporation (“Western Wind”).

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof.

On March 7, 2013, Brookfield Renewable, through its wholly-owned indirect subsidiary, WWE Equity Holdings Inc. (“WWE”) acquired an additional 21,174,384 Common Shares pursuant to the Offer for cash consideration of C$2.60 per Common Share or an aggregate cash consideration of C$55,033,398.40.

See Item 4.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof.

On March 7, 2013, Brookfield Renewable announced that WWE has acquired an additional 21,174,384 Common Shares pursuant to the Offer and that as WWE has acquired more than 90% of the outstanding Common Shares subject to the Offer, it intends to use the compulsory acquisition provisions under British Columbia corporate law to acquire the remaining Common Shares. WWE expects to mail a notice of compulsory acquisition to all remaining shareholders of Western Wind. WWE also intends to cause the Common Shares to be delisted from the TSX Venture Exchange and to cause Western Wind to cease to be a reporting issuer under applicable securities laws as soon as possible.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) of the Schedule 13D are hereby amended and restated in their entirety as follows.

(a)-(b)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 67,941,756 Common Shares, which represent approximately 92.8% of the issued and outstanding Common Shares.

The Common Shares are directly held by WWE, which is an indirect subsidiary of Brookfield Renewable. Brookfield (through its wholly-owned subsidiary, Brookfield Renewable Power Inc.) effectively holds approximately 68% of Brookfield Renewable on a fully-exchanged basis.

Each Reporting Person may be deemed to have shared power to vote or direct the vote of the Common Shares beneficially owned by it or to dispose or direct the disposition of such Common Shares.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2013

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Harry Goldgut
Name: Harry Goldgut
Title: Senior Managing Partner

PARTNERS LIMITED

By:	/s/ Loretta M. Corso
Name: Loretta M. Corso
Title: Secretary

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary